07001902

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SEC FILE NUMBER
8-21076

RECEIVED MAR - 1 2007

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dominick & Dominick LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Poit **(212) 558-8800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufmann, Gallucci & Grumer LLP
(Name - if individual, state last. first. middle name)

80 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCES
APR 0 3 20
THOMSO
FINANCI

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Michael Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominick & Dominick, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROSEMARY R[illegible]
Notary Public, [illegible] New York
No. [illegible]
Qualified in [illegible] County
Commission Expires [illegible] 15, 2010

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DOMINICK & DOMINICK LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

DOMINICK & DOMINICK LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members of Dominick & Dominick LLC:

We have audited the accompanying statement of financial condition of Dominick & Dominick, LLC as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

February 16, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

DOMINICK & DOMINICK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	518,625
Due from clearing organization		49,542
Securities owned		
Marketable securities, at market value		2,699,881
Not readily marketable, at estimated fair value		38,750
Notes receivable		1,098,054
Leasehold improvements, furniture and equipment, net of accumulated depreciation		842,174
Due from affiliate		42,311
Other assets		381,358
Total assets	$	5,670,695

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Compensation payable	$	1,767,490
Accounts payable, accrued expenses, and other liabilities		392,450
Due to affiliate		19,150
Total liabilities		2,179,090
Subordinated borrowing		2,000,000
Members' equity		1,491,605
Total liabilities and members' equity	$	5,670,695

The accompanying notes are an integral part of this financial statement.

DOMINICK & DOMINICK LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS

Dominick & Dominick LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public as well as to related companies and individuals. The Company also provides corporate finance and investment advisory services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Marketable securities are valued at fair value. Securities owned that are not readily marketable are valued at fair value as determined by management.

The Company records proprietary securities transactions and commission revenues and related expenses on a trade date basis.

Leasehold improvements, furniture, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

NOTE 4 – SECURITIES POSITIONS

Marketable securities owned consists of trading and investment securities at market values, as follows:

A single money market fund	$2,138,575
Obligation of the United States government	499,025
Foreign currencies	37,126
Corporate stocks	25,155
	$2,699,881

Securities not readily marketable includes investment securities that cannot be publicly offered or sold because of restrictions or other conditions applicable to them. At December 31, 2006, these securities carried at estimated fair values consist of equity securities amounting to $38,750.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

NOTE 5 - NOTES RECEIVABLE

The notes receivable bear interest at between 3% and 5% per annum, and mature at various dates from through September 2009. The notes are due from employees and are unsecured.

NOTE 6 - LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT

At December 31, 2006, furniture and equipment consists of:

Furniture and office equipment	$2,450,267
Computer equipment and programs	1,872,320
Leasehold improvements	1,427,498
	5,750,085
Less accumulated depreciation and amortization	4,907,911
	$ 842,174

NOTE 7 - INCOME TAXES

The Company files as a limited liability company, and, as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company. The Company is subject to the New York City unincorporated business tax.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases that expire by 2013. The approximate future minimum annual payments required as of December 31, 2006 over the terms of the current leases are as follows:

Year ended December 31:	
2007	$1,904,000
2008	1,931,000
2009	1,175,000
2010	1,083,000
2011	1,041,000
Thereafter	2,082,000
	$9,971,000

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2006, there is one matter pending against the Company. While the ultimate outcome of the proceeding cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to its financial position or operating results.

NOTE 9 - SIGNIFICANT SOURCE OF REVENUE

The Company maintains a relationship with a financial services group based in Europe in which the Company provides brokerage services for customers of the group. During 2006 the Company earned approximately 24% of its revenues from services related to transactions for these customers. Commissions paid to the foreign finders in connection with these transactions amounted to $5,581,000.

NOTE 10 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of approximately $1,038,000 which was $893,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006, was 2.1 to 1.

NOTE 11 - RELATED PARTY TRANSACTIONS

During 2006 the Company earned fees and income from a related party. Also, as more fully described in Note 12, the Company is indebted to a party related to a member for a subordinated borrowing.

NOTE 12 - SUBORDINATED BORROWING

In February 2005 the Company received a borrowing from an affiliate that is subordinated to the claims of general creditors amounting to $2,000,000. The terms of the borrowing provide that interest shall be charged at 4.5% per annum. The note matures December 31, 2007.

The note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

NOTE 13 - MEMBERS' EQUITY

At December 31, 2006, the equity interests of the Company are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	200,000
Series A Preferred units	1,000,000	600,000
Other Preferred Unit interests:	2,000,000	
Series B Preferred units		300,000

The common units are voting units with no stated value.

Holders of the Preferred Units have no voting rights, and are entitled to a cumulative preferred return equal to a set percentage of the Redemption Value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to January 1, 2008. Redemption of preferred units can only be made at the direction of the Board of Managers.

The operating agreement of the Company provides for preferred return percentages amounting to 4% and 4.52% for the Series A Preferred Units and Series B Preferred Units, respectively.

During February 2007 the Company received $2,500,000 for the issuance of an additional 250,000 Series B Preferred Units.

END